(Check One): ☒ Form 10-K ☐ Form 10-KSB ☐ Form 20-F ☐ Form 11 ☐ Form 10-Q ☐ Form 10-QSB ☐ Form N-SAR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

Commission File Number: 000-50635

For Period Ended: December 31, 2006

COLONY RIH HOLDINGS, INC

(Exact name of Registrant as specified in its charter)

Delaware	95-4849060
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification number)

RESORTS INTERNATIONAL HOTEL AND CASINO, INC

(Exact name of Registrant as specified in its charter)

Delaware	95-4828297
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification number)

1133 Boardwalk

Atlantic City, New Jersey

(Address of principal executive offices)

08401

Zip Code

Issuer’s telephone number, including area code: (609) 344-6000

PART II - Rules 12b-25(b) and (c)

If the subject report could not be filed out without unreasonable effort or expense and THE REGISTRANT seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense,
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or 10-QSB; or subject distribution report or 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

A substantial amount of time on the part of management has been devoted to the completion of a significant subsequent event, resulting in a delay in the company’s Form 10-K process. The Company will file its 10-K within the extension period.

PART IV - OTHER INFORMATION

(a)	Name and telephone number of persons to contact in regard to this notification.

Francis X. McCarthy (Name)	609 (Area Code)	340-6600 (Telephone Number)

(b)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding twelve months or for shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(c)	Is it anticipated that any significant changes in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or in the portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results can not be made.

COLONY RIH HOLDINGS, INC

(Exact name of Registrant as specified in its charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 3, 2007	By:	/s/ Francis X. McCarthy
Francis X. McCarthy
Senior Vice President

RESORTS INTERNATIONAL HOTEL AND CASINO, INC

(Exact name of Registrant as specified in its charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 3, 2007	By:	/s/ Francis X. McCarthy
Francis X. McCarthy
Senior Vice President